Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 30,	September 30,	September 30,	September 30,	September 30,
	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Earnings:
Loss from continuing operations before income taxes	$(37,301)	$(3,311)	$(46,298)	$(47,648)	$(22,125)
Fixed charges	30,382	23,475	24,269	31,668	25,054

Total	$(6,919)	$20,164	$(22,029)	$(15,980)	$2,929

Fixed Charges:
Interest expensed (includes amortization of premiums, discounts and deferred financing costs)	$29,769	$22,992	$23,733	$31,276	$24,638
Interest within rental expense	613	483	536	392	416

Total	$30,382	$23,475	$24,269	$31,668	$25,054

Deficiency of earnings to fixed charges	$37,301	$3,311	$46,298	$47,648	$22,125